TITAN MEDICAL INC.
Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017 and 2016

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Balance Sheets
As at June 30, 2017 and December 31, 2016
(In U.S. Dollars)

	June 30,	December 31,
	2017	2016
ASSETS
CURRENT
Cash and cash equivalents	$6,838,358	$4,339,911
Amounts receivable	70,513	176,009
Deposits (Note 6)	2,878,417	2,016,648
Prepaid expenses	38,879	66,465
Total Current Assets	9,826,167	6,599,033
Furniture and Equipment	9,721	9,350
Patent Rights (Note 3)	681,708	584,113
TOTAL ASSETS	$10,517,596	$7,192,496
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,607,774	$2,232,201
Warrant liability (Note 2(b) and 5)	4,097,440	2,365,691
Other Liabilities and Charges (Note 4(a))	2,000,000	2,000,000
TOTAL LIABILTIES	9,705,214	6,597,892
SHAREHOLDERS’ EQUITY
Share Capital (Note 4(a))	119,304,976	112,742,810
Contributed Surplus	4,331,114	3,707,432
Warrants (Note 4 (b))	741,917	855,800
Deficit	(123,565,625)	(116,711,438)
Total Equity	812,382	594,604
TOTAL LIABILITIES & EQUITY	$10,517,596	$7,192,496
Commitments (Note 6)

See accompanying notes to financial statements

Approved on behalf of the Board:

Martin Bernholtz	David McNally
Director and Chairman	President and Chief Executive Officer

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Shareholders’ Equity and Deficit
For the Periods ended June 30, 2017 and 2016
(In U.S. Dollars)

	Share Capital	Share Capital	Contributed	Warrants	Deficit	Total
	Number	Amount	Surplus			Equity

Balance - December 31, 2015	116,457,486	$86,083,419	$2,849,061	$4,044,192	$(93,387,942)	$(411,270)
Issued pursuant to agency agreement	30,730,788	18,333,646				18,333,646
Issued private placement	130,839	100,000				100,000
Share issue expense		(1,728,365)				(1,728,365)
Warrants exercised during the period	70,000	63,288				63,288
Warrants expired during the period		1,877,941		(1,877,941)		-
Options exercised during the period	9,000	7,432	(3.825)			3,607
Stock based compensation vested			223,041			223,041
Net and Comprehensive loss for the period					(19,655,268)	(19,655,268)

Balance – June 30, 2016	147,398,113	$104,737,361	$3,068,277	$2,166,251	$(113,043,210)	$(3,071,321)

Balance - December 31, 2016	166,511,446	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604
Issued pursuant to agency agreement	70,223,372	11,218,894				11,218,894
Warrant liability issued during the period		(4,086,084)				(4,086,084)
Share issue expense		(824,807)				(824,807)
Warrants exercised during the period		140,280				140,280
Warrants expired during the period		113,883		(113,883)		-
Stock based compensation			623,682			623,682

Comprehensive loss for the period					(6,854,187)	(6,854,187)

Balance –June 30, 2017	236,734,818	$119,304,976	$4,331,114	$741,917	$(123,565,625)	$812,382

See accompanying notes to financial statements.

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Net and Comprehensive Loss
For the Three and Six Months ended June 30, 2017 and 2016
(In U.S. Dollars)

	Three Months	Six Months	Three Months	Six Months
	Ended June	Ended June	Ended June	Ended June
	30, 2017	30, 2017	30, 2016	30, 2016

REVENUE	$-	$-	$-	$-

EXPENSES
Amortization	4,191	10,785	6,273	12,095
Consulting fees	107,615	270,433	108,000	259,857
Stock based compensation (Note 4(b))	380,279	623,682	107,059	223,041
Insurance	5,533	13,464	5,441	10,883
Management salaries and fees	620,929	1,246,756	408,041	809,974
Marketing and investor relations	104,139	165,836	129,448	260,242
Office and general	71,200	167,501	56,759	148,133
Professional fees	151,637	296,650	102,419	196,478
Rent	24,717	50,254	24,351	45,915
Research and development	2,704,054	5,650,377	7,662,739	18,098,418
Travel	77,181	157,376	133,860	262,760
Foreign exchange (gain) loss	95,380	80,564	(9,160)	330,571
	4,346,855	8,733,678	8,735,230	20,658,367

FINANCE INCOME (COST)
Interest	3,275	5,408	2,493	4,267
Gain on change in fair value of warrant liability (Note 2(b) and 5)	2,834,469	2,372,473	800,371	1,346,614
Warrant liability issue cost	(356,802)	(498,390)	(2,508)	(347,782)
	2,480,942	1,879,491	808,356	1,003,099
NET AND COMPREHENSIVE LOSS FOR THE PERIOD	$1,865,913	$6,854,187	$7,934,874	$19,655,268

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.04)	$(0.05)	$(0.15)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, Basic and Diluted	188,734,898	179,463,612	147,050,96101	135,348,132

See accompanying notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Cash Flows
For the Three and Six Months ended June 30, 2017 and 2016
(In U.S. Dollars)

	Three Months	Six Months	Three Months	Six Months
	Ended June	Ended June	Ended June	Ended June
	30, 2017	30, 2017	30, 2016	30, 2016
OPERATING ACTIVITIES
Net loss for the period	$(1,865,913)	$(6,854,187)	$(7,934,874)	$(19,655,268)
Items not involving cash:
Amortization	4,191	10,785	6,273	12,095
Stock based compensation	380,279	623,682	107,059	223,041
Warrant liability – fair value adjustment	(2,834,469)	(2,372,473)	(800,371)	(1,346,614)
Warrant liability – foreign exchange adjustment	77,270	51,190	(19,702)	229,214
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(859,839)	(728,687)	(1,874,581)	(2,840,257)
Accounts payable and accrued liabilities	1,377,769	1,375,573	3,632,875	(1,423,171)
Cash used in operating activities	(3,720,712)	(7,894,117)	(6,883,321)	(24,800,960)
FINANCING ACTIVITIES
Net proceeds from issuance of common shares and warrants	5,334,062	10,501,315	1,709,178	20,527,668
Cash provided by financing activities	5,334,062	10,501,315	1,709,178	20,527,668
INVESTING ACTIVITIES
(Increase)/ decrease in furniture and equipment	(3,427)	(3,427)	-	(10,088)
Costs of Patents	(78,318)	(105,324)	(30,147)	(106,402)
Cash used in investing activities	(81,745)	(108,751)	(30,147)	(116,490)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,531,605	2,498,447	(5,204,290)	(4,389,782)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,306,753	4,339,911	12,012,081	11,197,573

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,838,358	$6,838,358	$6,807,791	$6,807,791

CASH AND CASH EQUIVALENTS COMPRISE:

Cash	$663,225	$663,225	$2,904,839	$2,904,839
Money Market Fund	6,175,133	6,175,133	3,902,952	3,902,952
	$6,838,358	$6,838,358	$6,807,791	$6,807,791

See accompanying notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts toward a clinical grade platform to be used for clinical trials and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will be in a position to transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act.

The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements for the three and six months ending June 30, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These condensed interim financial statements should be read in conjunction with the Company’s 2016 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2016 annual financial statements as well as any amendments, revisions and new IFRS, which have been issued subsequently and are appropriate to the Company.

The condensed interim financial statements were authorized for issue by the Board of Directors on August 8, 2017.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the condensed interim financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include, the measurement of stock based compensation and the fair value estimate of the initial measurement of new warrant liabilities and remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The Company expects that approximately US $31 million in incremental funding, in addition to the proceeds of the offering completed June 29, 2017, will be required for the next 12 months, to maintain it’s currently anticipated pace of development. The ability of the Company to arrange such funding will depend in part on prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional funding is not available, the pace of the Company’s product development plan may be reduced. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(b)	Warrant Liability

In accordance with IAS 32, because the exercise prices of new warrants issued, as well as the warrants issued from the exercise of broker warrants, are not a fixed amount as they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar), the warrants are accounted for as a derivative financial liability. EachWarrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the period. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At June 30, 2017, the Warrant Liability of listed warrants, was adjusted to fair value measured at the market price of the listed warrants. The March 2019, March 2021, and June 2022 unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(c)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our listed and unlisted Warrant liability is initially based on level 2 (significant observable inputs) and at June 30, 2017 is based on level 1, quoted prices (unadjusted) for listed warrants and level 2 for unlisted warrants.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

3.	PATENT RIGHTS

Cost
Balance at December 31, 2016	$776,717
Additions	105,324
Balance at June 30, 2017	$882,041

Amortization & Impairment Losses
Balance at December 31, 2016	$192,604
Amortization	7,729
Balance at June 30, 2017	$200,333

Net Book Value
At December 31, 2016	$584,113
At June 30, 2017	$681,708

4.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par value

	Issued:	236,734,818 (December 31, 2016: 166,511,446)

Exercise prices of units, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars.

On June 29, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 48,388,637 Units under the Offering at a price of CDN$0.15 per Unit for gross proceeds of approximately $5,576,357 ($4,857,152 net of closing cost including cash commission of $382,689 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $2,788,274 based on the value of comparable warrants at the time and the balance of $2,788,083 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 3,285,986 Common Shares at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 21,467,200 Units under the Offering at a price of CDN$0.35 per Unit for gross proceeds of approximately $5,642,537 ($5,039,114 net of closing cost including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.40 and expiring March 16, 2019, and (ii) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $0.50 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value of comparable warrants at the time and the balance of $4,344,727 was allocated to common shares.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 1,500,155 Common Shares at a price of CDN $0.35 per share prior to expiry on March 16, 2019.

On October 27, 2016 the over-allotment option to the Company’s September 20, 2016 offering of 17,083,333 Units at a price of CDN $0.60 was partially exercised and the Company sold an additional 2,030,000 Units at the Offering Price of CDN $0.60 for additional gross proceed of $909,846 ($845,181 net of closing costs including cash commission of $63,689 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire October 27, 2021. The warrants were valued at $121,313 based on the market value at the time and the balance of $788,533 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 142,100 Units. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.60 for a period of 24 months following the closing date.

On September 20, 2016 Titan completed an offering of securities pursuant to an agency agreement dated September 13, 2016 between the Company, and Bloom Burton & Co. Limited and Echelon Wealth Partners Inc. (the "Agents"). The Company sold 17,083,333 Units under the Offering at a price of CDN $0.60 per Unit for gross proceeds of $7,749,000 ($6,951,987 net of closing costs including cash commission of $528,668 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire September 20, 2021. The warrants were valued at $1,162,350 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,586,650 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,165,494 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$0.60 for a period of 24 months following the closing date. Each Unit consists one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $0.75 which expire September 20, 2021.

On April 14, 2016 the over-allotment option to the Company’s March 31, 2016 offering of 15,054,940 Units at a price of CDN $1.00 per Unit was exercised in full and the Company sold an additional 2,258,241 Units at the Offering Price of CDN $1.00 for additional gross proceeds of $1,759,396 ($1,633,407 net of closing costs including commission of $123,158 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire April 14, 2021. The warrants were valued at $290,300 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $1,469,096 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 158,076 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each Unit consists one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire April 14, 2021.

On March 31, 2016 Titan completed an offering of securities pursuant to an agency agreement dated March 24, 2016 between the Company and Bloom Burton & Co. Limited (the “Agent”). The Company sold 15,054,940 Units under the Offering price of CDN$1.00 per Unit for gross proceeds of approximately $11,607,359 ($10,571,919 net of closing costs including cash commission of $796,324 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire March 31, 2021. The warrants were valued at $1,741,104 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $9,866,255 was allocated to common shares.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,032,845 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each Unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire March 31, 2021.

On February 23, 2016 the over-allotment option in connection with the February 12, 2016 completed public offering of 11,670,818 Units had been exercised in full. The company sold an additional 1,746,789 Units at the offering price of CDN$0.90 per Unit for gross proceeds to Titan of approximately $1,139,937 ($1,029,605 net of closing costs including cash commission of $79,796 paid in accordance with the terms of the agency agreement). Each Unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 23, 2021. The warrants were valued at $215,321 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $924,616 was allocated to common shares.

On February 12, 2016 Titan completed an offering of securities made pursuant to an agency agreement dated February 9, 2016 between the Company and Bloom Burton & Co. Limited (the "Agent"). The Company sold 11,670,818 Units under the Offering at a price of CDN $0.90 per Unit for gross proceeds of approximately $7,592,101 ($6,844,046 net of closing costs including cash commission of $516,622 paid in accordance with the terms of the agency agreement). Each Unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 12, 2021. The warrants were valued at $1,518,420 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,073,681 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 916,443 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$0.90 for a period of 24 months following the closing date. Each Unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of CDN$1.00 for a period of 60 months from the date of closing.

On November 23, 2015 Titan closed a private placement of 4,290,280 common shares of Titan at a subscription price of CDN $1.23 per common share for gross proceeds of $4,000,000 with Longtai Medical Inc. Under the Agreement Titan has granted to Longtai exclusive rights to negotiate for an exclusive marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region for a period of 183 days. Longtai has paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement, which shall be repaid to Longtai in the event that the agreement is not entered into within the 183 day period. On August 24, 2016 the parties had agreed to modify their previous three month extension to monthly progress reviews. Longtai will concurrently with the signing of the Distributorship Agreement, subscribe for and purchase an additional $4,000,000 worth of Common Shares at a share issue price equal to the 5-day VWAP (less a 12.5% discount). If the Distributorship Agreement is signed and the second $4,000,000 private placement is completed, Titan will retain $1,400,000 of the Distributorship Deposit and repay $600,000 to Longtai. On April 28, 2017 the Company announced that it had terminated negotiations with Longtai Medical Inc. for the marketing, sales and Distribution Agreement and the Company will repay the $2,000,000 deposit to Longtai Medical Inc.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

b)	Warrants, Stock Options and Compensation Options

Subject to shareholder approval, Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At, June 30, 2017, 7,444,550 common shares (December 31, 2016: 9,448,895) are available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of June 30, 2017 and June 30, 2016 and changes during the periods ended on those dates is presented in the following table:

	Six Months Ended		Six Months Ended
	June 30, 2017		June 30, 2016
	Number of	Weighted-average	Number of	Weighted-average
	stock options	exercise price	stock options	exercise price
		(CDN)		(CDN)

Balance, beginning	7,202,250	$1.10	2,897,763	$1.20
Granted	10,325,572	$0.55	644,292	$1.08
Exercised	-	$0.00	(9,000)	$0.56
Expired/Forfeited	(1,298,890)	$1.16	(80,000)	$1.27
Balance, ending	16,228,932	$0.74	3,453,055	$1.26

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at June 30, 2017 are as follows:

	Options Outstanding			Options Exercisable
			Weighted-average		Weighted-
		Weighted-	remaining		average
Exercise	Number	average exercise	contractual life	Number	exercise price
price (CDN)	outstanding	price (CDN)	(years)	exercisable	(CDN)

$0.43	1,500,000	$0.43	6.80	-	$0.43
$0.50	500,000	$0.50	6.61	-	$0.50
$0.56	663,368	$0.56	1.09	663,368	$0.56
$0.57	8,325,572	$0.57	6.55	-	$0.57
$0.83	49,591	$0.83	0.72	49,591	$0.83
$0.96	305,107	$0.96	1.47	305,107	$0.96
$1.00	3,171,558	$1.00	4.15	988,495	$1.00
$1.02	183,587	$1.02	3.48	109,729	$1.02
$1.08	564,292	$1.08	3.58	564,292	$1.08
$1.39	19,746	$1.39	2.46	19,746	$1.39
$1.51	16,796	$1.51	3.12	16,796	$1.51
$1.72	461,139	$1.72	2.95	335,254	$1.72
$1.76	106,096	$1.76	1.68	106,096	$1.76
$1.94	362,080	$1.94	1.89	362,080	$1.94
	16,228,932	$0.74		3,520,554	$1.12

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Stock options granted to non-employees, officers or directors are valued using the Black-Scholes pricing model, rather than on the basis of the fair value of the services received.

The Company does on occasion use the services of consultants. Options granted in these situations are valued on the basis of fair value of the services received.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options

January 27, 2016, option grants to Consultants and Employees	644,292	immediately	5 years
August 24, 2016, options granted to Directors and Consultants	1,129,206	immediately	5 years
August 24, 2016, options granted to Employees	2,886,619	Vest as to 1/3 of the total number of Options granted, every year from Option Date	5 years
January 17, 2017, option grants to Employees	8,325,572	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
February 7, 2017, option grants to Employees	500,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
April 17, 2017, option grants to Employees	1,500,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share based option plan are as follows:

Directors, Management, Employees, Medical Advisors and Consultants

	2017	2016

Fair Value at grant date (CDN)	$0.19 - $0.32	$0.52
Share price at grant date (CDN)	$0.34 - $0.54	$1.08
Exercise price (CDN)	$0.43 - $0.57	$1.08
Expected Volatility	82.4% - 82.8%	73.34%
Option Life	4 years	3 years
Expected dividends	nil	nil
Risk-free interest rate	0.89% - 1.01%	0.44%
(based on government bonds)

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at June 30, 2017 and June 30, 2016 and changes during the periods then ended.

	Six Months		Six Months
	Ended June		Ended June
	30, 2017		30, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount
Opening Balance	5,651,434	$855,800	14,257,434	$4,044,192
Expired during the period
Exercise Price of CDN$2.00
Expiry June 21, 2016			(5,121,500)	(1,877,941)
Expired during the period
Exercise Price of CDN$1.776
Expiry March 14, 2017	(390,729)	(113,883)
Ending Balance	5,260,705	$741,917	9,135,934	$2,166,251

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

5.	WARRANT LIABILTY

	Six Months		Year Ended
	Ended June		December
	30, 2017		31, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount
Balance, beginning	77,451,086	$2,365,691	27,676,965	$2,137,751
Issue of warrants expiring, February 12, 2021			11,670,818	1,518,420
Issue of warrants expiring, February 23, 2021			1,746,789	215,321
Issue of warrants expiring, March 31, 2021			15,054,940	1,741,104
Issue of warrants expiring April 14, 2021			2,258,241	290,300
Issue of warrants expiring September 20, 2021			17,083,333	1,162,350
Issue of warrant expiring October 27, 2017			2,030,000	121,313
Issue of warrants expiring March 16, 2019	10,733,600	572,326
Issue of warrants expiring March 16, 2021	10,733,600	725,484
Issue of warrants expiring June 29, 2022	48,388,637	2,788,274
Warrants exercised during the period	(367,535)	(33,052)	(70,000)	(9,654)
Warrants expired during the period	(20,664,770)	-
Foreign exchange adjustment	-	51,190	-	138,799
Fair value adjustment	-	(2,372,473)	-	(4,950,013)
Balance, ending	126,274,618	$4,097,440	77,451,086	$2,365,691

In addition to the warrants listed above, at June 30, 2017, the Company has issued and outstanding, 8,201,099 broker unit warrants expiring between February 23, 2018 and June 29, 2019.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

6.	COMMITMENTS

As a part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At June 30, 2017, $942,680 in purchase orders remains outstanding. The Company also has on deposit with this same U.S. supplier $2,704,908 to be applied against future invoices. In addition we maintain a deposit of $173,509 with a second U.S based development company.

The Company has entered into a number of licensing agreements with suppliers and Universities that will require payments to be made to them, in future years, based on the achievement, by the Company, of certain milestones which could total up to $825,000. Subsequently, following commercialization, royalty payments will be required, based on a percentage of annual net sales of the licensed product, in the range of 4% to 6% per royalty agreement.

7.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2017, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $405,187 and $756,531 for the three and six months ended June 30, 2017 compared to $245,249 and $494,983 for the same period in 2016.

Officers and Directors of the Company control approximately 1.47% of the Company.

	June 30,Ma2017		December 31, 2016

	Number of Shares	%	Number of Shares	%

John Barker	450,632	0.19	250,632	0.15
Martin Bernholtz	2,571,500	1.09	1,571,500	0.94
John Hargrove	-	-	298,200	0.18
David McNally	50,000	0.02	-	-
Stephen Randall	357,307	0.15	102,800	0.06
Reiza Rayman	-	-	4,357,117	2.62
John Schellhorn	8,826	0.004	-	-
Bruce Wolff	35,299	0.01	17,552	0.01
TOTAL	3,473,564	1.47	6,597,801	3.96

Common Shares Outstanding	236,734,818	100%	166,511,446	100%

8.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of SPORT, the next generation of surgical robotic platform.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2017
(In U.S. Dollars)

9.	SUBSEQUENT EVENTS

On July 21, 2017 Titan completed a second closing of an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold an additional 11,117,000 Units under the Offering at a price of CDN. $0.15 per Unit for Gross proceeds of approximately $ 1,328,871 ($1,197,780 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value of comparable warrants at the time and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 778,190 Common Shares at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

On July 31, 2017 Titan completed a Subscription Agreement with Longtai Medical Inc. to convert the $2.0 million distribution deposit, received in November 2015, to equity. Under the terms of the Subscription Agreement, Titan will issue to Longtai, 16,892,000 Units at a price of CDN $0.15 per Unit. Each Unit will consist of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expires July 31, 2022